October 6, 2017

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Volley

Re:	LendingClub Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Form 8-K filed February 28, 2017
File No. 001-36771

Dear Mr. Volley:

LendingClub Corporation (the “Company”) received a letter dated September 22, 2017 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission, with respect to the above captioned filings. The Company respectfully requests that the Staff grant the Company an extension until October 20, 2017 to respond to the Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (415) 632-5603.

Very truly yours,

\s\ Thomas W. Casey
Thomas W. Casey
LendingClub Corporation
Chief Financial Officer